July 21, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Haymaker Acquisition Corp. 4
Registration Statement on Form S-1
File No. 333-273117

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Haymaker Acquisition Corp. 4 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Tuesday, July 25, 2023, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through July 21, 2023, we distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated July 14, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO.

By:	/s/ David Batalion
Name:	David Batalion
Title:	Senior Managing Director

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Eric Roddy
Name:	Eric Roddy
Title:	Managing Director